DV Equities, LLC

Statement of Financial Condition
December 31, 2022

Filed as PUBLIC in accordance with Rule 17a-5(d) under the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-70659

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DV EQUITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 S FINANCIAL PLACE, SUITE 2800
(No. and Street)

CHICAGO	IL	60605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard J. Horgan	312-878-6785	rhorgan@dv-equities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US
(Name – if individual, state last, first, and middle name)

30 S Wacker Drive, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Horgan _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DV Equities, LLC _____ , as of 12/31 _____ , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SANDRA E WYDERKA
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 21, 2025

Signature: _Richard J Horgan_

Title:

Chief Financial Officer

Sandra E. Wyderka
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

Member
DV Equities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of DV Equities, LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois
March 23, 2023

THE POWER OF BEING UNDERSTOOD
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DV Equities, LLC

Statement of Financial Condition
December 31, 2022

Assets

Cash	$	124,000
Securities owned		137,595,000
Other assets		25,000
Total assets	$	137,744,000

Liabilities and Member's Equity

Liabilities:		
Payable to clearing brokers	$	47,175,000
Securities sold, not yet purchased		79,796,000
Accounts payable and accrued expenses		143,000
Total liabilities		127,114,000
Member's equity		10,630,000
Total liabilities and member's equity	$	137,744,000

See notes to statement of financial condition.

DV Equities, LLC
Notes to the Statement of Financial Condition

Note 1.   Nature of Operations and Significant Accounting Policies

Nature of operations: DV Equities, LLC, (the Company), is a wholly owned subsidiary of DV Group, LLC (DV Group) and engages in trading futures, options on futures, equities, and equity options on U.S. exchanges. The Company does not have any customers.

Accounting policies: The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities and derivative financial instruments: Transactions in securities and derivative financial instruments are recorded on trade date. Securities owned by and sold, not yet purchased are carried at fair value.

Offsetting of amounts related to certain contracts: When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables and payables against fair value amounts recognized for derivative positions with the same counterparty. See Note 6 for additional details.

Payable to Clearing Brokers: Amounts payable to clearing brokers represents the cash balances and related amounts including unsettled trades, dividends receivable and payable, interest and futures open trade equity owed by or to clearing brokers arising from securities and futures transactions.

Other assets: Other assets of $25,000 primarily consistent of prepaid assets, to which the Company paid in advance for services that will be received in the future. Such assets will be reflected as expenses in the statement of operations when those services are received.

Credit losses on financial assets: The Company evaluates financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses (CECL) model. Financial assets evaluated include cash and receivables from clearing brokers. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2022.

Note 2.   Payable to Clearing Brokers

Payable to clearing brokers consist of the following as of December 31, 2022:

	Payables
Payable to brokers	$ 46,901,000
Dividend receivable	(73,000)
Futures contracts- Open trade equity	347,000
Total	$ 47,175,000

Note 3.   Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability.

The Company's financial instruments are reported at fair value using quoted market prices. Exchange-traded futures and options on futures contracts are valued using exchange settlement prices. Financial instruments owned and financial instruments sold, not yet purchased that are actively trading and traded on a national securities exchange are valued using the last reported sales price on the day of valuation.

The following summarizes the Company's assets and liabilities measured at fair value at December 31, 2022, using the fair value hierarchy:

	Level 1
Payable to clearing brokers:	
Futures contracts- Open trade equity	$ (347,000)
	(347,000)
Securities owned:	
Options on futures contracts	84,000
Equity options	37,685,000
Equities	99,826,000
	137,595,000
Securities sold, not yet purchased:	
Options on futures contracts	89,000
Equities	20,431,000
Equity options	59,276,000
	79,796,000

There were no Level 2 or 3 investments as of December 31, 2022.

The Company assesses the levels of the financial instruments at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2, and 3 during the year.

Substantially all the Company's other assets and liabilities are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

The Company engages in proprietary trading of securities, acting mainly as a market maker or specialist. As such, the Company holds itself out as willing to buy and sell securities for its own account on a regular and continuous basis in amounts specified by each respective exchange.

Note 4.   Commitments and Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. The Company defends against these claims and, in the opinion of management the results of these legal matters will not result in any material adverse effect on the Company's financial position.

Note 5.   Derivative Instruments

As of December 31, 2022, the Company's derivatives activities are limited to the trading of exchange-traded futures, options on futures contracts, and equity options. These derivative contracts are recorded on the statement of financial condition at fair values. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood for accounting and disclosure purposes.

At December 31, 2022, the Company's derivative activities had the following impact on the statement of financial condition:

Type of Instrument	Statement of Financial Condition Location	Assets	Liabilities	Net
Futures contracts - Open trade equity	Payable to clearing brokers	$ -	$ (347,000)	$ (347,000)
Options on futures contracts	Securities owned and Securities sold, not yet purchased	84,000	89,000	173,000
Equity options	Securities owned and Securities sold, not yet purchased	37,685,000	59,276,000	96,961,000

Note 6.   Offsetting

As of December 31, 2022, the Company holds derivative instruments that are either eligible for offset in the statement of financial condition and/or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

The following table provides disclosure regarding the effect or potential effect of offsetting of recognized derivative instruments, presented in the statement of financial condition:

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Recognized Assets and Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Collateral Received / Pledged	
Assets						
Futures contracts- Open trade equity	$ -	$ -	$ -	$ -	$ -	$ -
Liabilities						
Futures contracts- Open trade equity*	$ (347,000)	$ -	$ (347,000)	$ -	$ -	$ (347,000)

*Located in Payable to Clearing Brokers

Note 7.   Related Party Transactions

The Company relies on DV Group's exchange memberships with a fair value of $919,000 for member firm privileges on certain exchanges. There were no amounts due to or receivable from DV Group. Eligible employees of the Company may participate in the 401(k) plan of DV Group.

At December 31, 2022, the Company owed $34,000 to the affiliate and is included in Accounts payable and accrued expenses.

Note 8.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees. Such contracts included written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

Note 9.   Financial Instruments with Off-Balance-Sheet Risk

The Company enters into transactions in a variety of cash and exchange-traded derivative financial instruments, including futures, options on futures contracts and equity options. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: Exchange-traded derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the fair values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify, or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company manages its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

The Company has also sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2022, at fair values of the related securities and would incur a loss if the fair value of the securities increases subsequent to December 31, 2022.

Credit risk and concentration of credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts. Exchange-traded financial instruments, such as financial futures contracts and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

The Company enters into various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash deposits.

Note 10.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1 under the Securities Exchange act of 1934). Under this rule, the Company is required to maintain "net capital" equal to the greater of $250,000 or 2% of "aggregate debit items". Equity withdrawals are subject to certain notifications and other provisions of Rule 15c3-1 or other regulatory bodies.

At December 31, 2022, the Company had net capital of $9,158,000 and net capital requirements of $250,000, respectively.

Note 11.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date of the audit report.